Exhibit a(6)

BAIRNCO	Bairnco Corporation
300 Primera Blvd.
Suite 432
Luke E. Fichthorn III	Lake Mary, FL 32746
Chairman

407•875•2222
FAX # 407•875•3398
FAX # 407•875•3299
January 31, 2006
Warren G. Lichtenstein
Managing Member
Steel Partners II, L.P.
590 Madison Avenue, 32nd Floor
New York, NY 10022
RE: Steel Partners Letter dated January 9, 2006
Dear Mr. Lichtenstein:
As per your request, the Board of Directors of Bairnco Corporation and outside counsel reviewed your letter at the January 26th board meeting. The Board believes that a waiver of section 203 of the Delaware general corporation law is not in the best interest of all the stockholders. When moving the state of Incorporation from New York to Delaware a conscious decision was made to include section 203. The Board believes that if any proposal is made by anyone that would be in the best interest of all the shareholders there is no reason to expect that the proposal would not be approved by the Board and 2/3rds of the disinterested shareholders.
We continue to appreciate having Steel Partners as a significant stockholder of Bairnco.
We continue to look forward to our periodic discussions with you and Jack. As always, we would be happy to hear your suggestions as to actions that can be taken to maximize shareholder value.
Sincerely yours,
/s/ Luke E. Fichthorn, III
Luke E. Fichthorn, III
Chairman of the Board
LEF/dd